Filed by Avanex Corporation (Commission File No. 000-29175)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 000-31581)

Avanex and Oplink Set Meeting Date for Merger

FREMONT, Calif., (July 17, 2002) – Avanex Corporation (Nasdaq: AVNX) and Oplink Communications, Inc. (Nasdaq: OPLK) today announced that they will hold special stockholder meetings to seek approval of the merger of Avanex and Oplink.

The special meeting of stockholders of Avanex will be held at the Fremont Marriott in Fremont, California on August 15, 2002 at 10:00 a.m. The special meeting of stockholders of Oplink will be held at the corporate offices of Oplink in San Jose, California on August 15, 2002 at 10:00 a.m. Avanex and Oplink will mail a Joint Proxy Statement/Prospectus to all respective stockholders of record as of July 8, 2002 containing information about the merger. The mailing is expected to be made on or about July 18, 2002.

Upon completion of the merger, Oplink stockholders will receive 0.405344 of a share of Avanex common stock in exchange for each share of Oplink common stock. After the merger is completed, assuming the net exercise of all in-the-money options to purchase shares of Oplink common stock and Avanex common stock, the stockholders of Avanex and Oplink will each own approximately 50% of the shares of the combined company. If no options are exercised, after the merger the current stockholders of Avanex will own approximately 51% of the combined company and the current stockholders of Oplink will own approximately 49% of the combined company.

About Avanex

Avanex designs, manufactures and markets photonic processors for the communications industry. Avanex’s photonic processors offer communications service providers and optical systems manufacturers greater levels of performance and miniaturization, reduced complexity and increased cost-effectiveness as compared to current alternatives.

Avanex was incorporated in 1997 and is headquartered in Fremont, California. In addition to a development and manufacturing facility in Fremont, Avanex also maintains The Photonics Center™ in Richardson, Texas.

To learn more about Avanex, visit its web site at: www.Avanex.com.

About Oplink

Oplink designs, manufactures and markets fiber optic networking components and integrated optical subsystems that expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance and redirect light signals within an optical network. Oplink offers a broad line of products that increase the performance of optical networks and enable service providers and optical system manufacturers to provide flexible and scalable bandwidth to support the exponential increase of data traffic on the Internet. Oplink supplies products worldwide to telecommunications equipment providers.

Oplink was incorporated in 1995 and is headquartered in San Jose, California. Oplink’s primary manufacturing facility is in Zhuhai, China. Oplink also has a research and development facility in Shanghai, China.

To learn more about Oplink, visit its web site at: www.Oplink.com.

Additional information about the merger and where to find it

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the

SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the registration statement on Form S-4 as filed by Avanex with the SEC on July 15, 2002 or the joint proxy statement/prospectus when it becomes available.

Contact Information:

Investor Relations	Media
Mark Weinswig	Tony Florence
Avanex	Avanex
Phone: 510-897-4344	Phone: 510-897-4162
Fax: 510-897-4345	Fax: 510-979-0198
e-mail: mark_weinswig@Avanex.com	e-mail: tony_florence@Avanex.com

Erica Abrams	Teresa Novak
the blueshirt group	Oplink Communications
Phone: 415 217-7722	Phone: 408-965-7225
e-mail: erica@blueshirtgroup.com	e-mail: tnovak@Oplink.com